Exhibit 99.1

Westport Extends Maturity of Existing Debentures and Issues C$19 Million Additional 9% Debentures

- Westport Completes Non-Dilutive, Non-Convertible Financing -

/NOT FOR DISSEMINATION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES/

VANCOUVER, June 27, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today announced that it has extended the maturity date of its 9% unsecured subordinated non-convertible debentures formerly due September 22, 2014 to September 15, 2017; and secured an additional C$19 million in debentures on the same terms, bringing the total outstanding debentures to C$55 million.

The maturity date of the existing debentures was extended by execution of a Supplemental Indenture and an extraordinary resolution of existing debenture holders, for which support of approximately 92.5% of holders was obtained.

The Supplemental Indenture:

(i)	extends the maturity date of the current debentures from September 22, 2014 to September 15, 2017;
(ii)	provides for the issuance of additional debentures under the Indenture, on identical terms to the existing debentures, of which C$19 million have been issued today (the "Series 2 Debentures");
(iii)	allows holders of all debentures to elect, up to six times, to extend the maturity date of their respective debentures by a successive six month term, subject to a minimum of C$10 million debentures remaining outstanding; and
(iv)	increases the amount of permitted additional unsecured indebtedness and guarantees from C$50 million to C$70 million to reflect the additional debentures issued today.

Based upon the strong support of the existing debenture holders to extend the maturity date (and significant interest from such holders in holding additional debentures), Westport raised C$19 million through the issuance of Series 2 Debentures offered by Richardson GMP Limited ("Richardson GMP"), on a private placement basis.  The Series 2 Debentures ranked pari passu with and are issued on identical terms to the existing debentures, will mature on September 15, 2017 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on September 15, 2014.  The Series 2 Debentures are not listed on any stock exchange.  Westport has paid to Richardson GMP a solicitation fee in connection with the extension and a commission on the placement in the aggregate amount of 3.85% of the principal amount of debentures now outstanding.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T: 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 27-JUN-14